

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2015

David Fuhrman
Chief Executive Officer
Cimarron Medical, Inc.
10 W. Broadway, Ste. 700
Salt Lake City, UT, 84101

> **Re:** **Cimarron Medical, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 12, 2015**
> **File No. 000-55242**

Dear Mr. Fuhrman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Article Amendments: Increasing our Authorized Capital Stock, page 4

1. Please tell us whether you have any current plans, proposals or arrangements to issue any of your newly authorized common or preferred stock. To the extent that you do not, please revise your disclosures to state that you have no current plans, proposals or arrangements, written or otherwise, at this time to issue any such securities.

Reincorporation Merger, page 6

2. You indicate you are relying on Rule 145(a)(2) of the Securities Act in effecting your reincorporation. As you know, Rule 145(a)(2) relates to transactions where the sole purpose is to change an issuer's domicile solely within the United States. In this regard, we note your disclosure here and in your Form 8-K filed on June 18, 2015, that you recently entered into a merger agreement with Sun BioPharma, Inc. We also note disclosure in your filing indicating that certain of the provisions of your certificate of incorporation and bylaws differ from those contained in those of Cimarron Delaware. Please provide us with a detailed analysis underlying your conclusion that the reincorporation has as its sole purpose a change in domicile.

Reverse Merger and Potential Change in Control, page 14

3.   Expand your disclosure here and throughout your filing to discuss the impact of the merger with Sun Biopharma on the matters your shareholders approved by written consent. For example, clarify when the merger with Sun Biopharma will occur relative to your reincorporation in Delaware, and whether the merger agreement is dependent or contingent on your reincorporation to Delaware.

Security Ownership of Certain Beneficial Owners and Management, page 16

4.   To facilitate understanding of the information contained in your table, please revise the table to provide a column for each class of your voting securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Lance Brunson, Esq.
     Brunson Chandler & Jones, PLLC